Exhibit 99.44

Deloitte & Touche LLP Brookfield Place 181 Bay Street Suite 1400 Toronto ON M5J 2V1 Canada Tel: 416-601-6150 Fax: 416-601-6610 www.deloitte.ca

May 17, 2011

Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

Dear Sirs,

Change of Auditors of U.S. Silver Corporation (the "Corporation")

Please be advised that, in connection with National Instrument 51-102, that a copy of the Notice of Change of Auditors (the "Notice") dated May 16, 2011 in respect ofthe  above captioned change of auditors has been delivered to us. We have read the Notice and, based on our knowledge at this time, we hereby notify the Commission that:

1.
We understand and have been informed that the Corporation does not intend to propose Deloitte & Touche LLP for reappointment as the auditor of the Corporation on the expiry of its term of office at the Annual and Special Meeting of Shareholders of the Corporation;

2.	We have been told that the Corporation intends to propose PricewaterhouseCoopers LLP for appointment as the auditor of the Corporation at the Meeting;
3.	We agree that there have been no reservations in the Auditor's reports on any of the Corporation's financial statements for the two most recently completed fiscal years;
4.	We have no basis to agree or disagree with the statement that, there are no reportable events (as defined in National Instrument 51-102 (Part 4.11)); and
5.	We have no basis to agree or disagree with the statement that the Corporation's Audit Committee has approved the termination ofDeloitte & Touche LLP.

Yours truly

Chartered Accountants
Licensed Public Accountants